Press Release SR #02-07

SUTCLIFFE RESOURCES CLOSES $30,000,000 EQUITY OFFERING

January 15, 2007

Vancouver, British Columbia, Canada: Sutcliffe Resources Ltd. ("SR" or the "Company") (SR - TSX-V), is pleased to announce that it has closed the final tranche of its previously announced CDN$25,000,000 financing (the "Financing"). Kingsdale Capital Markets Inc. (the "Agent") acting as Agent exercised its over allotment option and sold for this final tranche an additional 5,000,000 common shares, resulting in gross proceeds to the Company of $8,410,000 and total gross proceeds raised by the Company under the Financing of CDN$30,000,000. The Company paid a cash commission equal to 7% of the gross proceeds raised to the Agent and its selling group members and has issued to the Agent and its selling group members a total of 2,100,000 non-transferable broker warrants, with each such broker warrant entitling the holder to purchase one common share of the Company at a price of CDN$1.00 for a period of two years from the date of issue.

The Company intends to use the net proceeds of the Offering remaining after paying approximately $9,000,000 in connection with the acquisition of a 51% interest in ML Ltd. and paying the costs associated with the exploration of the Ozherelie and Ykanskoye mineral projects to finance the exploration of the Company’s wholly-owned Elvenie and Tumannoye gold projects located in Chukotka Autonomous Okrug in the Russian Far East.

Further details concerning the Elvenie, Tumannoye, Ozherelie and Ykanskoye mineral projects were detailed in the Company’s news release issued on December 22, 2006 which can be accessed at www.sedar.com.

Robert Maddigan, Director of Sutcliffe Resources, commented, "The closing of this $30m financing and the acquisition of a controlling interest in two major gold deposits are watershed transactions for Sutcliffe Resources. Combined with the gold assets in Chukotka, the Company now has four highly prospective gold projects in the Russian Federation, and the funds available to fast-track their exploration in 2007."

The subscription receipts and the common shares sold under the Offering and the common shares issued on the exercise of the subscription receipts have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

About Sutcliffe Resources

Sutcliffe Resources is a gold exploration company whose primary focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in the Russian Federation. In addition, Sutcliffe’s management will continue to evaluate acquisition opportunities within the Russian Federation. Sutcliffe’s philosophy is to unlock shareholder value in a socially and environmentally responsible manner.

For more information please contact:

Robert Maddigan
Director
Sutcliffe Resources Ltd.
Phone: (604) 608 0223
Fax: (604) 608 0344
Email: bmaddigan@sutclifferesources.com

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated

The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release

420-625 Howe Street, Vancouver, British Columbia CANADA V6C 2T6
Tel.: 604.608.0223 - Fax: 604.608.0344 - North America Toll-free: 1.877.233.2244